Exhibit 4.5

Personal Employment Agreement

This Personal Employment Agreement (this “Agreement”) is made as of the 28th day of July, 2024, by and between SHL Telemedicine Ltd. (Registration Number 511149874) of 90 Yigal Alon St., Tel Aviv, Israel (the “Company”), and Mr. David Arnon whose details are set forth in Exhibit A (the “Executive”).

WHEREAS,	the Company wishes to employ the Executive, and the Executive wishes to enter into such employment, subject to and in accordance with the terms and conditions hereinafter set forth.

NOW, THEREFORE, it has accordingly been warranted, provided and agreed by the parties as follows:

1.	Recitals, Headings and Interpretation

1.1	The recitals to this Agreement constitute an integral part hereof.

1.2	The division of the terms of this Agreement into clauses and the headings is solely for convenience of reference and shall not affect its interpretation.

2.	Exclusivity of the Agreement

2.1
This Agreement is personal and the terms and conditions of the employment of the Executive shall be solely as set forth in this Agreement. Except as provided in this Agreement, no provisions of any collective bargaining agreement (“Heskem Kibbutzi”), collective arrangement (“Hesder Kibutsi”) or other industry practice or custom of any kind shall apply with respect to the Parties’ engagement, including with respect to any period prior to signing this Agreement.

2.2
Except as expressly provided in this Agreement, the Executive shall not be entitled to any payments or other benefits in respect of his employment and the termination of his employment with the Company.

3.	Absence of Impediment to the Executive's Employment

The Executive represents, warrants, confirms and undertakes that he is entitled to enter into this Agreement and to assume all of the obligations pursuant hereto, that there is no contractual or other impediment, including physical or mental health issues, to his entering into this Agreement, fulfilling his obligations hereunder or to his employment with the Company and that in entering into this Agreement he is not in breach of any other agreement or obligation to which he is or was a party.

4.	Position and Duties

4.1	The Executive shall be employed by the Company in the position as set forth in Exhibit A and, in the discharge of his duties, shall report to the person(s) set forth in Exhibit A.

4.2
During the course of Executive's employment with the Company, the Executive shall honestly, diligently, skillfully and faithfully serve the Company. The Executive undertakes to devote all his working time, efforts and the best of his qualifications and skills to promoting the business and affairs of the Company, and further undertakes to comply with the policies and working arrangements of the Company, to loyally and fully comply with the decisions of the Company, its management and his supervisors in Israel and abroad, to follow the Company procedures as established from time to time, and to carry out the duties imposed upon him. The Executive acknowledges that these policies and procedures may be changed, interpreted, withdrawn or added to by the Company at any time, in the sole discretion of the Company and its affiliates, subsidiaries, related corporations and parent company now or hereafter existing (collectively, the “Affiliates”).

4.3	The Executive shall, at all times, act in a manner suitable for his position and status in the Company.

4.4
The Executive shall not, without the prior written authorization of the Company, directly or indirectly undertake any other employment, whether as an employee of another employer or independently as an agent, consultant, director or in any other manner (whether for compensation or otherwise) and shall not assume any position or render services in any of the above-stated manners to any other entity or person.

4.5
The Executive undertakes to notify the Company immediately and without delay regarding any matter or subject in respect of which he had or has a personal interest, or which might create a conflict of interest with his position in the Company.

4.6
The Executive undertakes to fulfill the responsibilities described in this Agreement and assist the Company, its affiliates, subsidiaries, related corporations and parent company now or hereafter existing (collectively, “Affiliates”) and to make himself/herself available to them, during the employment period and even after the termination of his employment relations with the Company, for any reason, in any matter which the Company may reasonably request his assistance, including for the purpose of providing any information relating to his work or actions taken by him and including in the framework of disputes (including legal or quasi-legal proceedings). If the Company requires the Executive's services after the termination of the employment relations with him, for any reason, it shall reimburse the Executive for his expenses in connection with performing the provisions of this Section 4.6.

4.7	The Executive shall be based in the Company's Israeli offices, but he understands that his position involves international and local travel as required to discharge his responsibilities hereunder.

4.8
The Executive shall not receive any payment and/or benefit from any third party, directly or indirectly, in connection with his employment with the Company. In the event the Executive breaches this Sub-section, without derogating from any of the Company’s right by law or contract, such benefit or payment shall become the sole property of the Company and the Company may deduct such amount from any sums or benefits due to the Executive.

4.9
The Executive acknowledges that the Company is committed to the restrictions as mentioned in the Prevention of Sexual Harassment Law, 5758-1998, and that sexual harassment is a severe disciplinary offence.

4.10
The Executive undertakes not to make improper use of computer, computer devices, internet and/or e-mails, including (but not limited to) use of illegal software or the receipt and/or transfer of pornographic material, and/or any other material that is not connected with his work and may be harmful to the Company, other employees or any other third party, as further detailed in the Company's policy as may be amended from time. The current policy is attached hereto as Annex A.

4.11
The Executive acknowledges and agrees of his own free will that personal information related to him and the Executive's terms of employment at the Company, as shall be received and held by the Company, will be held and managed by the Company, and that the Company shall be entitled to transfer such information to third parties, in Israel or abroad. The information will be collected, retained, used, and transferred for legitimate business purposes and to the reasonable and necessary scope only, including: human resources management, business management and customer relations, assessment of potential transactions and relating to such transactions, compliance with law and other requests and requirements from government authorities and audit, compliance checks and internal investigations.

5.	Employment Term and Termination

5.1	The Executive's employment by the Company shall commence on the date set forth in Exhibit A (such date, the "Commencement Date").

5.2
The Executive's employment may be terminated by either party subject to the delivery of a prior written notice by the terminating party (the “Notice Period”). The Notice Period will be as set forth in Exhibit A.

5.3
During the Notice Period, the Executive shall continue to perform his duties until the conclusion of the Notice Period. Nevertheless, the Company shall be entitled, but not obligated, at any time prior to the expiration of the Notice Period, at its sole discretion: (i) to waive the Executive's actual work during the Notice Period, or to reduce the scope of the Executive's work hours, while continuing to pay the Executive his regular payments and benefits until the completion of the Notice Period; or (ii) terminate this Employment Agreement and the employment relationship, at any time prior to the expiration of the Notice Period, and pay a cash equivalent to his Salary for the remainder of the Notice Period as a payment in lieu of prior notice in accordance with the law.

It is hereby expressly stated that the Company reserves the right to terminate the Executive’s employment at any time during the Notice Period, regardless of whether notice of termination of employment was delivered by the Company or whether such notice was delivered by the Executive. In the latter case, such termination shall not constitute a dismissal of the Executive by the Company.

5.4
Notwithstanding the foregoing, the Company may terminate the employment for Cause at any time and without the delivery of a prior written notice or payment in lieu, in the event that Executive is not eligible to severance pay under the provisions of the Severance Pay Law, 5723-1963 (the “Severance Law”) or is in breach of his fiduciary duty, including but not limited to a commission of a felonious crime connected with his employment, involvement in severe disciplinary offense, or he is in breach of his obligations regarding confidentiality, non-competition and intellectual property, as described in Exhibit B hereto.

5.5
In the event that the Executive terminates his employment with the Company, for any reason, without the delivery of a written notice in accordance with the above, or without the completion of the Notice Period or any part thereof, the Company will be entitled to deduct from any debt that it may owe the Executive an amount equal to the salary and benefits that would have been paid to the Executive during the Notice Period, had he worked during such period.

5.6	The Executive undertakes that immediately upon the termination of his employment with the Company (for any reason) or at such other time as directed by the Company, he shall act as follows:

5.6.1
He shall deliver and/or return to the Company all the documents or other letters, notes, reports a list of all passwords, write-protect codes and similar access codes used in the context of his work and other papers in his possession and relating to his employment with the Company and the fulfillment of his duties, as well as any equipment and other property belonging to the Company that was placed at his disposal, including any Company car, computer equipment, laptop, telephone equipment, Executive ID badge or other equipment. He shall have no rights to lien with respect to said Company's information, documents and any such equipment and other property belonging to the Company that were placed at his disposal;

5.6.2	Following coordination with the Company's IT persons, he shall delete any information relating to the Company or its business from his personal computer, if any; and

5.6.3
He shall coordinate the termination of his employment with his supervisors, and he shall transfer in an orderly fashion and in accordance with Company procedures and in accordance with the timetable determined by his supervisors, all documents and information and all matters with which he dealt, to whomever the Company instructs, all in a manner satisfactory to the Company.

6.	Working Hours

6.1
The Company's standard working days and hours are 5 days a week between Sunday and Thursday, four days of 9 gross hours (including lunch and rest breaks) per day and one shorten day of 8 gross hours including breaks. The regular weekly rest day is Saturday. The working hours of the Executive shall be as required by the nature of the Executive’s full-time senior position in the Company, including during overtime hours if it is required in order to fulfill the Executive's obligations according to this Agreement.

6.2
In consideration of the conditions and circumstances of the Executive’s management position and duties in the Company which requires a special degree of trust and as the conditions and circumstances of employment do not enable the Company to supervise the Executive's hours of work, the provisions of the Hours of Work and Rest Law, 1951 shall not apply to the Executive and he shall not be entitled to any additional consideration for work during overtime hours and/or on days that are not regular business days, except as specified in this Agreement. The Executive acknowledges that the consideration set for him hereunder nevertheless includes within it consideration that would otherwise have been due to him by law.

7.	Salary & additional considerations

7.1	As compensation for the Executive’s work as a full-time employee, the Company shall pay the Executive a gross monthly salary as set forth in Exhibit A (the “Salary”).

7.2
The Salary will be paid to the Executive in accordance with the Company's normal and reasonable pay-roll practices, no later than the 9th day of each month. Any payment or benefit under this Agreement (including any bonuses, travel allowance, any other fringe benefits or the like), other than the Salary, shall not be considered as a salary for any purpose whatsoever, and the Executive shall not maintain or claim otherwise.

7.3
For the avoidance of any doubt, the Salary and the fringe benefits that are described below constitute the overall consideration for the Executive’s work and in view of his position and status, and he shall not be entitled to any additional consideration, of any form, for his work during additional and overtime hours and on weekends or holidays, insofar as required.

8.	Pension Arrangement

The Company encourages the Executive to tailor a pension arrangement, a Managers' Insurance Policy (the "Policy") and/or Pension Fund (the "Pension Fund") and/or alike, or a combination of plans that best suit the Executive's anticipated future needs. Therefore, the Executive shall be entitled to a pension arrangement in accordance with his choose. For the avoidance of doubt, in the event the Executive elects to combine plans, the contributions percentages will relate to such portion of Salary that the Executive has allocated towards each benefit plan as follows:

8.1	The Company shall contribute for severance compensation (the "Severance Contribution") as set forth in Exhibit A.

8.2	In addition, the Company shall contribute for pension compensation towards the pension arrangement, as set forth in Exhibit A.

8.3
In addition, the Company shall contribute for pension component towards the Pension Arrangement, as set forth in Exhibit A. It is clarified that, subject to the limitations applicable by law regarding joining of insured members to the provident fund and the acceptance of the provident fund/the insurance company, in case of a Policy (i.e. Managers' Insurance Policy), such allocations shall include a contribution for work disability insurance, in an amount required to insure 75% of the Salary, with pension contributions at an amount of no less than 5% of the Salary. Notwithstanding the above, should it be necessary to increase allocations under this subsection beyond said 6.5% of the Salary due to the cost of work disability insurance, then the employer's allocations for work disability insurance and pension pay, shall together, under no circumstances, exceed 7.5% of the Salary, and any exceeds allocations (if any) shall be deducted from the Executive's Salary.

8.4	The Company shall deduct from the Salary the Executive's contributions for pension compensation the pension arrangement, as set forth in Exhibit A.

8.5	Any tax liability in connection with pension arrangement shall be borne solely by the Executive.

8.6
The Executive agrees and acknowledges that the Company’s Severance Contribution in accordance with the foregoing, shall be in lieu of 100% of the severance payment to which the Executive (or his beneficiaries or remainings) shall be entitled with respect to the Salary and the contributions were made and for the period in which they were made, pursuant to Section 14 of the Severance Pay Law, 1963 (the “Severance Law”) in accordance with the instructions of “The General Approval Regarding Employers’ Payments to Pension Fund and Insurance Fund Instead of Severance Pay” (the "General Approval", a copy of which is attached hereto as Annex B), as amended from time to time and/or in accordance with Sections 7 and 9 to the Extension Order General Insurance Pension In The Israeli Market.

8.7
The Company hereby waives any of its rights to refund monies from the payments it transfers to the Policy/Pension Fund in accordance with this section, unless the Executive's right to severance pay is denied by virtue of a court order, under Sections 16 or 17 of the Severance Law, and in the same amount which was denied, or the Executive withdraws monies from the Policy and/or the Pension Fund not due to a Granting Event. The term "Granting Event" shall mean - death, disability or retirement at the age of sixty or more.

9.	Advanced Study Fund

Subject to the maximum amount stated in Section 3(e) of the Income Tax Ordinance 1961 (the “Income Tax Ordinance”), the Company shall make monthly contributions on the Executive's behalf to a recognized advanced study fund (the “Study Fund” (“Keren Hishtalmut”)) and shall deduct from the Salary his part at the Study Fund and transfer those monies to the Study Fund, as set forth in Exhibit A. For the avoidance of any doubt, ) said contributions shall not exceed the tax-exempt ceiling set by the applicable law for tax purposes.

9A.	Options

Subject to the approval of the Compensation Committee of the Company, the Board of Directors of the Company (the "Board") and the shareholders of the Company, and subject to the “S H L Telemedicine Ltd. 2021 Executive and Key Employee Israeli Share Incentive Plan” (as may be amended from time to time) (the "Plan"), the Compensation Policy of the Company, and all other proceedings legally necessary, the Company shall grant the Executive options to purchase Ordinary Shares, NIS 0.01 par value each, of the Company, subject to further dilution, in the amount, terms and conditions as set forth in Exhibit A (the “Options”). The grant of such Options shall be subject to Executive’s execution of the Company's standard option agreement, and any other required document and such Options will be governed by the terms and conditions of the Plan.

9B.	Bonus

The Executive may be entitled to an annual bonus according to Annex C, but in no event no more than 12 Salaries. Such Bonus, if will be paid, will not be considered a part of the Salary for any purpose whatsoever, including, without limitation, for the calculation of any benefits.

10.	Vacation

The Executive shall be entitled to annual vacation business days as set forth in Exhibit A. The Executive shall make all efforts to exercise his annual vacation; however, if the Executive is unable to utilize all the vacation days by the end of a calendar year, the Executive shall be entitled to accumulate the unused balance of the vacation days standing to his credit up to and not exceeding the Maximum Quota (as defined in Exhibit A(. Any amounts exceeding such Maximum Quota shall be cancelled by the Company and will not be redeemable in any event.

11.	Sick Pay and Recreation Pay ('Dme'i Havra'a')

The Executive shall be entitled to paid sick days in accordance with the law, except that full paid shall be paid from first sick day. The Executive shall be entitled to Recreation Pay ('Dme'i Havra'a') in accordance with the relevant extension order.

12.	Business Expenses and Travel and Business Expenses

12.1
The Executive shall be entitled to reimbursement for his actual reasonable business expenses against invoices according to the Company policy as may be modified from time to time and as customary to the Company’s CEO.

12.2
To the extent that the Executive will required to attend work trips abroad, it is agreed that the costs of the flights to these work trips abroad, in Business Class (for the Executive only), will be at the expense of the Company.

12.3	For the purpose of fulfilling Executive's duties to the Company, the Company shall provide the Executive with a cellular Phone.

Reimbursement for Cell Phone expenses: The Company shall pay Executive’s reasonable monthly charges for his cellular phone expenses incurred in the course of performing his Position. The Company shall bear all the taxes associated with the value of the monthly benefit of this entitlement.

12A.	Company Car\ Travell Allowance

For the purpose of fulfilling Executive's duties to the Company, the Company shall provide the Executive with a company leased or bought by the Company car with a value up to NIS 250,000 (the “Company Car”). The Company shall not bear costs of any tickets, traffic offense, fines of any kind or any damage or other costs not covered by the Car Policy. The Company shall bear all the taxes associated with the value of the monthly benefit of the Company Car as determined from time to time under any applicable law. All Company costs or payments associate with the Company Car shall not be deemed as an integral part of the Salary for any intent and purpose (including without limitation for the purpose of the Employee's entitlement to severance pay and payments towards the Manager’s Policy Scheme and Keren Hishtalmut).

At the termination of employment, for any reason, , the Executive shall forthwith return the Company Car with the keys and all licenses and other documentation relating to the Company Car to the Company. Receipt of the Company Car shall be in lieu of travel expenses reimbursement to which the Executive is entitled according to the applicable law. The Executive will have no right to hold the Company's Car against the Company's will and he shall return it on demand.

The Company may, subject to its sole discretion, chose not to provide the Executive with a Company car, and pay the Executive a sum equal to the net benefit of the Company Car.

13.	Confidentiality, Non-Competition and Intellectual Property

Executive agrees to be bound by, and shall have executed and delivered to the Company, the Confidential Information, Non-Compete, Non solicitation and Invention Assignment Agreement, substantially in the form of Exhibit B hereto.

14.	General

14.1
The Executive shall bear all the taxes deriving from the rights and benefits received by him pursuant hereto. It is hereby expressed that all the amounts specified in this Agreement are gross, and statutory tax and all the other compulsory payments, including health insurance, contributions and national insurance contributions, shall be deducted from them and from all the rights and benefits received by the Executive pursuant hereto. Nothing contained in this Agreement shall provide the Executive with guaranteed employment for any specific period.

14.2
This Agreement and all rights and duties of the parties hereunder shall be exclusively governed by and interpreted in accordance with the laws of the State of Israel. The competent courts of the State of Israel, Tel Aviv Jaffa district, shall have exclusive jurisdiction over the parties with regard to this Agreement, its execution, interpretation and performance. This Agreement is subject to all the applicable approvals according to applicable law, if any.

14.3
This Agreement, including the Exhibits and Schedules hereto, and the other documents delivered pursuant thereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof, supersedes all other agreements between or among any of the parties with respect to the subject matter hereof, and no party shall be liable or bound to any other in any manner by any oral or written representations, warranties, covenants and agreements except as specifically set forth herein and therein. Each party expressly represents and warrants that it is not relying on any oral or written representations, warranties, covenants or agreements outside of this Agreement.

14.4
Any notice sent by prepaid registered mail, fax or e-mail by one party to the other shall be deemed to have been received by the addressee within three business days of its dispatch, and if delivered by hand, fax or e-mail, at the time of its delivery.

14.5
This Agreement shall be deemed due notification regarding the Executive's employment terms in accordance with the provisions of the Notice to Employee and to Candidate (Employment Terms and Screening and Acceptance to Work Proceedings) Law, 2002 and the regulations thereunder.

14.6	This Agreement is subject to the approval of the compensation committee, the Company Board, and the general shareholders meeting.

IN WITNESS WHEREOF THE PARTIES HAVE SET THEIR HANDS HERETO AS OF THE DATE FIRST WRITTEN ABOVE:

SHL Telemedicine Ltd. Signature: /s/ Yariv Alroy Name: Yariv Alroy Title: Chairman	/s/ Amir Hai Amir Hai CFO	David Arnon Signature: /s/ David Arnon

EXHIBIT A - TERMS OF EMPLOYMENT
(all payments that are presented in this Exhibit are in gross amount)

Name	David Arnon
ID#	027850791
Address of Executive	14 Tashur St Zichron Yaakov
Position	CEO
Executive's Supervisor (Executive shall report to)	Company's Board Of Directors
Scope Of Work	100% (full time)
Commencement Date
Salary	90,000 NIS
Bonus	Up to 12 Salaries, as described in Annex C
Severance Contribution	8.33% of the Salary
Company's/ Executive's portion of the pension compensation	Company: 6.5% of the Salary (in case of Manager Insurance the Company's contributions shall be not more than 7.5% of the Salary as described in the Agreement) Executive: 6% of the Salary
Study Fund	Company: 7.5% Executive: 2.5% (as described in the Agreement)
Vacation	23 business days per year
Maximum Quota	46 days
Options
The Company will grant the Executive 400,000 options (the “Options”) to purchase 400,000 shares of the Company. The Options will be subject to all of the terms and conditions as set forth in the “S H L Telemedicine Ltd. 2021 Executive and Key Employee Israeli Share Incentive Plan” and any applicable law, procedure and tax ruling. The exercise price per 200,000 options will be $8.00 (7.12 CHF) each, and for the reminder of 200,000 options $6.00 (5.34 CHF) each, but in any event  not less than the average closing price of the Company's share during the thirty (30) trading day period preceding the date of such grant. The Options shall vest over a period of 4 years in 4 equal annual installments, according to the following vesting schedule, provided the Executive is still employed  in the Company during such vesting period and each such vesting date: 25% (100,000) of the Options will vest at the end of each  one year period from the date of grant, so that after 48 months from such date, all Options shall be fully vested and exercisable. For the avoidance of doubt the vesting of the Options which have different exercise price will be pro-rata.
The exercise of the Options shall be Net Exercise in accordance with the Plan.
In the event of Change of Control in the Company and the termination of the Executive employment by the Company, all options will immediately fully vested and exercisable. For that purpose, Change of Control means a transaction that as a result of which a shareholder or a group of shareholders acting jointly will hold over 40% of the voting rights in the Company.

Sick Leave	According to applicable law , except that full paid shall be paid from first sick day
Recreation Pay	According to applicable extension order
Notice Period	120 Days

EXHIBIT B - PROPRIETARY INFORMATION, NON COMPETE
AND PROTECTION OF INTELLECTUAL PROPERTY UNDERTAKING
(The "UNDERTAKING")

This undertaking is an Exhibit B to the Employment Agreement dated July 28, 2024 by and between David Arnon, I.D. Number 027850791, residing at 14 Tashur St Zichron Yaakov, Israel (the “Employee”) and SHL Telemedicine Ltd. (the "Company" and the "Employment Agreement")

The Employee warrants and undertakes that during his relationship with the Company and thereafter, he shall maintain in complete confidence any matters that relate to the Company (together with its Affiliates shall be defined as the "Company"), its affairs or business, including regarding the terms and conditions of his employment, and that he shall not harm its goodwill or reputation, and he agrees to the provisions of the confidentiality, non-competition, non-solicitation and intellectual property clauses as specified below.

For avoidance of any doubt, it is hereby clarified that the Employee's obligations and representations and the Company's rights under this Undertaking shall apply retroactively as of the commencement of the parties' engagement, regardless of the date of execution of this Undertaking.

The Employee's obligations pursuant to this Undertaking derive from his status and his position in the Company, along with all matters connected therewith, and the terms and conditions of the Employee's employment pursuant to the Employment Agreement, including his compensation and benefits, have been determined in part, inter alia, in consideration of this undertaking and constitute sufficient consideration for his obligations hereunder.

1.	Confidentiality

1.1	The Employee undertakes to maintain the Confidential Information (as defined below) of the Company during the term of his engagement with the Company and after the termination of such, for any reason.

1.2
Without derogating from the generality of the foregoing, the Employee hereby agrees that he shall not, directly or indirectly, disclose or transfer to any person or entity, at any time, either during or subsequent to his engagement with the Company, any trade secrets or other confidential information, whether patentable or not, of the Company, including but not limited to, any (i) processes, formulas, trade secrets, innovations, inventions, discoveries, improvements, research or development and test results, survey, specifications, data and know-how; (ii) marketing plans, business plans, strategies, forecasts, unpublished financial information, budgets, projections, product plans and pricing; (iii) personnel information, including organizational structure, salary, and qualifications of employees; (iv) customer and supplier information, including identities, product sales and purchase history or forecasts and agreements; and (v) any other information which is not known to the public (collectively, “Confidential Information”), of which the Employee is or becomes informed or aware during his engagement period with the Company, whether or not developed by the Employee. Confidential Information shall include information in any form whatsoever, including written, oral or magnetic or electronic media.

Employee acknowledges and understands that the employment by the Company and the access to Confidential Information creates a relationship of confidence and trust with respect to such Confidential Information. Employee acknowledges and agrees that this Confidential Information and the Company’s ability to reserve it for the exclusive knowledge and use of the Company is of great competitive importance and commercial value to the Company, and that improper use or disclosure of the Confidential Information by Employee will cause irreparable harm to the Company, for which remedies at law will not be adequate and may also cause the Company to incur financial costs, loss of business advantage, liability under confidentiality agreements with third parties, civil damages and criminal penalties.

1.3
The Employee undertakes not to directly or indirectly give or transfer, directly or indirectly, to any person or entity, any material, raw material, product, part of a product, model, document or other information storage media, or any photocopied, printed or duplicated object containing any or all of the Confidential Information.

1.4
The Employee undertakes, that the Company may receive from third parties confidential or proprietary information ("Third Party Information") subject to a duty on the Company's part to maintain the confidentiality of such information and to use it only for certain limited purposes. During the term of the Employee's relationship with the Company, and thereafter, the Employee will hold Third Party Information in the strictest confidence and will not disclose to anyone (other than Company personnel who need to know such information in connection with their work for the Company) or use, except solely for the purpose of and in connection with his work for the Company, Third Party Information unless expressly authorized by the Company in writing.

1.5
During the Employee's relationship with the Company the Employee shall not improperly use or disclose any confidential information or trade secrets, if any, of any former employer or any other person to whom the Employee has an obligation of confidentiality, and the Employee did not and will not bring onto the premises of the Company any unpublished documents or any property belonging to any former employer or any other person to whom he has an obligation of confidentiality unless consented to in writing by that former employer or person.

1.6
In the event the Employee is in breach of any of his above obligations, he shall be liable to compensate the Company in respect of all damages or expenses incurred by the Company as a result of such breach, including trial costs and legal fees and statutory VAT, without derogating from any other relief or remedy available to the Company by virtue of any law.

2.
Non-Competition/ Non-Solicitation In order to enable the Company to effectively protect the Company’s Major Assets (as defined below), and Confidential Information (which the Employee will be exposed to and it constitutes the essence of the Company’s protected business and commercial advantage in which significant capital investments were made), the Employee hereby undertakes that during the period of his engagement with the Company:

2.1
he shall not, anywhere in the world, do business, as an employee, independent contractor, consultant or otherwise, and shall not directly or indirectly participate in or accept any position, proposal or job offer that may directly or indirectly compete with or harm the Company, or in the field in which the Company engages, is engaged or is anticipated to be engaged (the “Competitive Occupation").

2.2
Without derogating from the generality of the foregoing, the Employee undertakes not to maintain any business relations of any type whatsoever, including a proposal to conduct business relations, directly or indirectly, with any of the Company's customers, suppliers or agents, including customers, suppliers or agents with whom the Company conducted negotiations towards an agreement at the time of the termination of his employment with the Company or prior thereto.

2.3
In addition to the above, during the Notice Period, the Employee will not engage either as an employee, a contractor, a consultant or in any other way, either directly or indirectly in any occupation at one of the following companies (including any affiliates)- in Israel: Nathalie, FEMI, Sabar Health; Abroad: Alivecor, Irhythm, Phillips Medical ("Competing Business"). In the event that within a period of 3 months after the end of the Notice Period the Employee  will request to engage in a Competing Business, the Employee undertakes to notify the Company of this in writing, and in such a case the Company will be entitled, but not obligated, to notify the Employee that it is extending the Notice Period to 7 months instead of 4 months. In such a case, the Employee will not be entitled to engage in the Competing Business during all 7 months of the Notice Period and the Company will pay the Employee payment in lieu of notice for 7 months (instead of 4).

2.4
Without derogating from the generality of the above, the Employee undertakes that, during the Notice Period, he will not engage in any business relationship of any kind, including by way of proposing a relationship, either directly or indirectly, with any party which, either directly and/or indirectly competes with the Company. The Employee also undertakes that during the Notice Period he shall not contact and/or entice and/or cause any of the Company's employees to leave the company their employment with the Company.

2.5
The above shall apply to the Employee regardless of whether the Competing Business is performed by the Employee alone or together with another, as well as to the Employee's engagement in a Competing Business, as a controlling or interested party or in any other capacity, directly or indirectly.

2.6
The Executive agrees that his aforementioned obligations are intended to protect the legitimate interests of the Company and it stems, among other things, from the Executive's senior position and his exposure to confidential information and that such obligations are reasonable, proportionate, and legitimate.

2.7
In any event where the Employee will violate any of his undertakings herein including any subsections therein, the Employee will be obligated to compensate the Company with an agreed compensation, without proof of damage, in the amount of  50,000 NIS, and this without detracting from the Employee’s obligation to compensate the Company for all damages and/or expenses caused to or incurred by the Company as a result of such violation, including court costs, attorneys' fees and VAT. Nothing in the above shall derogate from any remedy available to the company by virtue of any law.

2.8
In addition, the Employee undertakes that during the period of his engagement with the Company and for a period of (12) months following termination of his engagement with the Company, for any reason, not to approach, solicit or recruit any employee of the Company or any consultant, service provider, agent, distributor, customer or supplier of the Company, to terminate, reduce or modify the scope of such person's engagement with the Company.

2.9
The foregoing shall apply irrespective of whether the Competitive Occupation is carried out by the Employee alone or in cooperation with others and shall apply to the participation of the Employee in a Competitive Occupation, whether as a controlling shareholder or as an interested party.

3	Intellectual Property, Copyright and Patents

3.1
The Employee hereby acknowledges and agrees that the Company exclusively owns and shall own all right, title and interest in and to any work, products, processes, materials, inventions, texts, algorithms, designs, sketches, ideas or discoveries, all derivatives, enhancements or improvements thereof and any and all Intellectual Property Rights associated therewith, created, conceived made or discovered by the Employee (whether solely or jointly with others) during the term of employment; or in connection therewith; or in connection with the Company, its business (actual or contemplated), products, technology or know how ("Company IPR"). "Intellectual Property Rights" means all worldwide (a) patents, patent applications, designs and patent rights; (b) rights associated with works of authorship, including, but not limited to, copyrights, copyrights applications, copyrights restrictions, mask work rights, mask work applications and mask work registrations; (c) rights relating to the protection of trade secrets and confidential information; (d) moral rights, trademarks, service marks, logos, domain names, trade dress and goodwill; (e) rights analogous to those set forth herein and any other proprietary rights relating to intangible property including ideas; and (f) divisions, continuations, renewals, reissues and extensions of the foregoing (as applicable) now existing or hereafter filed, issued, or acquired.

3.2
The Employee acknowledges and agrees that all Company IPR and all modifications, derivatives and enhancements thereof belong to, and shall be the sole property of, the Company (or its designees) upon creation thereof. The Employee hereby irrevocably assigns to the Company or its designee and shall assign all right, title and interest the Employee may have or may acquire in and to Company IPR upon its creation. The Employee acknowledges and agrees that no rights relating to any Company IPR are reserved to Employee.

The Employee will assist the Company, upon Company's first request, to obtain, and from time to time enforce, any Company IPR worldwide, including without limitation, executing, verifying and delivering such documents and performing such other acts as the Company may reasonably request for use in applying for, obtaining, perfecting, evidencing, sustaining and enforcing such Company IPR. Such obligation shall remain in effect beyond the termination of the Employee's relationship with the Company, all for no additional consideration, provided that Employee shall not be required to bear any expenses as a result of such assignment. In the event the Company is unable for any reason, after reasonable effort, to secure Employee's signature on any document required, Employee hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as its agent and attorney in fact to act for and on its behalf to further the above purposes.

3.3
The Employee irrevocably confirms that the consideration explicitly set forth in the employment agreement between the Employee and the Company is inclusive of any and all rights for compensation that may arise in connection with the Company IPR under applicable law and the Employee irrevocably waives any legal right he may have in connection with the Company IPR, including without limitation any right, moral rights or right to claim royalties or any other additional consideration from the Company with regard to the assigned Company IPR, including without limitation, in respect of Section 134 of the Patent Law 5727-1967 or other applicable laws. The foregoing waiver relates to any claims or demands whatsoever, whether in the present, past or future, and whether under contract or other legal or equitable theory.

3.4
The Employee represents and warrants that upon execution hereof, he has not created and does not have any right, title or interest in and to any Intellectual Property Rights related, similar to and/or required for Company's business, products or Intellectual Property Rights ("Prior Inventions"). The Employee undertakes not to incorporate any Prior Inventions or third party's Intellectual Property Rights (including of a former employer) in any Company IPR.

3.5
The Employee undertakes to immediately inform and deliver IN WRITING to the Company, written notice of any Company IPR conceived or invented by him or personnel of the Company or its successors who are subordinate to him, immediately upon the discovery thereof.

3.6
The Employee's obligations pursuant to this Section 3 shall survive the termination of his employment with the Company or its successors and assigns with respect to inventions conceived by him during the term of his employment or as a result of his employment with the Company.

The Employee confirms that he has carefully reviewed the provisions of this Undertaking, fully understand the consequences thereof and have assessed the respective advantages and disadvantages to him of subscribing to this Undertaking and, specifically, his undertaking relating to non-compete and non-solicitation, and acknowledges and agrees that:

4.1
The restricted period of time and geographical are as specified hereunder are reasonable, in view of his position and the nature of the business in which the Company is engaged, the Employee’s knowledge of the Company’s business and the compensation he receives and do not prevent Employee from developing his general knowledge and professional expertise in the area of his business, without infringing on or breaching any of the Company’s rights. Notwithstanding anything contained herein to the contrary, if the period of time or the geographical area specified herein should be determined to be unreasonable in any judicial proceeding, then the period of time and area of the restriction shall be reduced so that this Undertaking may be enforced in such area and during such period of time as shall be determined to be reasonable by such judicial proceeding.

4.2
The Employee's confidentiality and non-competition obligations under this Undertaking are fair, reasonable, and proportional, especially in light of the high total consideration that Employee receives under the employment agreement, and are designed to protect the Company’s secrets and its confidential information that the Employee as a senior employee will be exposed to and which constitute the essence of its protected business and commercial advantage in which significant capital investments were made. The Employee acknowledges that the compensation and benefits granted to him by the Company under the employment agreement were determined, inter alia, in consideration for his obligations under this Undertaking.

4.3
Any breach of Employee's obligations under this Undertaking shall contradict the nature of the special trust and loyalty between Employee and the Company, the fair and proper business practices and the duty of good faith and fairness between the parties. Any such breach shall harm the Company and shall constitute a material breach of this Undertaking and the employment agreement.

5.
This Undertaking and all rights and duties of the parties hereunder shall be exclusively governed by and interpreted in accordance with the laws of the State of Israel. The competent courts of the State of Israel, Tel Aviv Jaffa district, shall have the exclusive jurisdiction over the parties with regard to this Undertaking, its execution, interpretation and performance.

6.	Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Employment Agreement.

7.
This Undertaking is the entire agreement between the parties with respect to the subject matter hereof, and supersedes all prior understandings, agreements and discussions between them, oral or written.

I, DAVID ARNON, HAVE READ THIS UNDERTAKING CAREFULLY AND UNDERSTAND ITS TERMS.

ACCEPTED AND AGREED TO:

/s/ David Arnon	Date: July 28, 2024

ANNEX "A"
Company policy regarding use of computer systems, internet browsing and company email

1.          It is strictly forbidden to make use of Company1 computers, internet browsing or Company email for any purposes which are illegal, inappropriate or unsuitable, including accessing inappropriate or unsuitable websites (such as pornographic websites). It is additionally forbidden to install any programs on Company computer systems, or make use of any such system to transfer materials unrelated to work or detrimental to the Company, its clients, employees, or any other third party. Misuse of Company computers, internet browsing or company emails may cause considerable harm to the company or other third parties, as well as the computer systems themselves and their users. If in doubt, please refer to the Company IT Manager.

2.          We would like to clarify that the Company does not forbid private use of the computer made available to you for work purpose or the office internet connection, within reasonable bounds, and while always maintaining confidentiality (as set forth in your Employment Agreement), without derogating from work requirements and subject to Section 1 above. Nonetheless, it is important to clarify that due to the nature of the Company computer systems, network operational maintenance requirements, as well as for the implementation of this Section 2, the Company may block certain websites from access, and the Company IT Manager may access any computer on the Company network, and accordingly, any information found on your computer may be exposed to the Company IT Manager and his /her superiors.

3.          The Company provides you with an email account exclusively for professional use as required within the scope of your position in the Company. Therefore, the Company shall be entitled to monitor and conduct surveillance of the communicated data in any such professional mailbox. You are aware, and hereby consent that the Company shall be permitted to access the contents of such mailbox, should an urgent professional need arise or in case there is grave concern or reasonable grounds for concern regarding activity which is illegal or harmful to the Company or any third party (including violation of the terms above), or in any other case in accordance with the law. Such monitoring shall be conducted proportionally, in adherence to the goals as stated above, and the information, if aggregated, shall be stored solely for the period of time required for the purposes as stated above. The monitored information, if and any as such, shall not be transferred to any third party, excluding the security and support service provider of the Company's computer systems, any security and support service provider which shall replace it in the future, or in accordance with the law, subject to the aforementioned. Accordingly, any information found in the professional electronic mailbox may be accessible to the Company, and as such it should be taken into account that any private use of the professional mailbox should be avoided. At the expiration of your position with the Company, any private correspondence saved in the professional mailbox must be removed (if any such correspondence exists despite the above) and any information found in the professional mailbox (which should contain solely professional correspondence) shall be exposed to the relevant parties in the Company. If you wish to do so, you may make private use of electronic mail correspondence using a private and external mail service (such as gmail), with which you may send and receive private correspondence which will not be exposed to the Company, and so long as such use is made reasonably and in adherence to the Company policy as stated above.

4.          It is also clarified that the Company may allow other employees and other third parties and use the personal laptop / laptop that is given to you for your work. Since the computer, e-mail, corporate network and internet connection are provided for professional purposes only, the Company has the right to disconnect you from such systems at its sole discretion at any time. Without prejudice to the foregoing, it is prohibited to leave these tools and / or to give access to any of these tools without supervision and / or contrary to the Company's policy. In any case where there is a concern that another party, other than you, has access to these tools (for example, in the event of password disclosure, theft and / or loss), contact the computer administrator immediately.

1 All terms not defined herein shall have the meaning ascribed to them in the Employment Agreement.

5.          In addition, you are to avoid using the Internet in general and social networks in particular in a manner that is likely to create the impression that your private use of the social networks is on behalf of the Company and/or or in its name. Thus, for example, it is forbidden to upload pictures or other information connected to the Company or the Company's events or the Company's employees, or make use of the Company's name or any insignia in a manner that indicates that your publication is an official publication of the Company, as opposed to your private publication, upon your own authority. In any event of doubt, you may contact the IT Manager with any questions.

6.          For the avoidance of any doubt, the IT Manager, anyone acting on his behalf, and any other person who has access to the e-mail, computer and the various folders, are to refrain from any use at all of the information therein, including its publication or any other personal use, beyond the purposes delineated in this policy, and to keep this information in strictest confidence.

7.          It is preferable, that during your absence from work, for whatever reason, you leave an orderly "out of office" email message with the date of your return and a referral to whomever is substituting for you during the period of your absence.

8.          You undertake that, at the termination of your employment, you transfer the content of the computer and your email account, as is, to the IT Manager. If you wish to delete personal and private files or to remove them from the computer – this shall be done only with the approval of and in coordination with the IT Manager.

9.          After termination of your employment, the Company, by means of the direct supervisor and IT Manager, shall be entitled to access your computer, email account and folders.

10.          You are required to keep current regarding the Company’s policy of computer use as will be updated from time to time.

I hereby read and declare I read this Annex A, understood its provisions and agree thereto.

__________________ NAME	Date:______________

[TRANSLATED FROM HEBREW- THE HEBREW VERSION IS THE BINDING VERSION]

ANNEX "B"
GENERAL APPROVAL REGARDING PAYMENTS BY EMPLOYERS
TO A PENSION FUND AND INSURANCE FUND IN LIEU OF SEVERANCE PAY

By virtue of my power under section 14 of the Severance Pay Law, 5723-1963 (hereinafter: the “Law"), I certify that payments made by an employer commencing from the date of the publication of this approval for his employee to a comprehensive pension benefit fund that is not an insurance fund within the meaning thereof in the Income Tax (Rules for the Approval and Conduct of Benefit Funds) Regulations, 5724-1964 (hereinafter: the “Pension Fund”) or to managers insurance including the possibility to receive annuity payment under an insurance fund as aforesaid (hereinafter: the “Insurance Fund”), including payments made by the employer by a combination of payments to a Pension Fund and an Insurance Fund (hereinafter: the “Employer's Payments”), shall be made in lieu of the severance pay due to the said employee in respect of the salary from which the said payments were made and for the period they were paid (hereinafter: the “Exempt Salary”), provided that all the following conditions are fulfilled:

(1)          The Employer's Payments -

(a)
to the Pension Fund are not less than 14 1/3% of the Exempt Salary or 12% of the Exempt Salary if the employer pays, his employee’s benefit in addition thereto payments to supplement severance pay to a benefit fund for severance pay or to an Insurance Fund in the employee's name in an amount of 2 1/3% of the Exempt Salary. In the event the employer has not paid the above 2 1/3% in addition to the said 12%, his payments shall be only in lieu of 72% of the employee's severance pay;

(b)	to the Insurance Fund are not less than one of the following:

(1)
13 1/3% of the Exempt Salary, if the employer pays for his employee in addition thereto also payments to secure monthly income in the event of disability, in a plan approved by the Commissioner of the Capital Market, Insurance and Savings Department of the Ministry of Finance, in an amount required to secure at least 75% of the Exempt Salary or in an amount of 2 1/2% of the Exempt Salary, the lower of the two (hereinafter: “Disability Insurance”);

(2)
11% of the Exempt Salary, if the employer paid, in addition, a payment to the Disability Insurance, and in such case the Employer's Payments shall be only in lieu of 72% of the Employee's severance pay;

In the event the employer has made payments in addition to the foregoing payments to supplement severance pay to a benefit fund for severance pay or to an Insurance Fund in the employee's name in an amount of 2 1/3% of the Exempt Salary, the Employer's Payments shall replace 100% of the employee's severance pay.

(2)          No later than three months from the commencement of the Employer's Payments, a written agreement was executed between the employer and the employee which included:

(a)          the employee’s consent to an arrangement pursuant to this approval in a text specifying the Employer's Payments, the Pension Fund and Insurance Fund, as the case may be; the said agreement shall also include the text of this approval;

(b)          an advance waiver by the employer of any right which he may have to a refund of monies from its payments, except in cases in which the employee’s right to severance pay was denied by a final judgment pursuant to sections 16 or 17 to the Law and/or in cases in which if such severance pay was denied the employee has withdrawn monies from the Pension Fund or Insurance Fund other than by reason of an entitling event; for these purposes "Entitling Event" means death, disability or retirement at or after the age of 60.

(3)          This approval is not such as to derogate from the employee's right to severance pay pursuant to any law, collective agreement, extension order or employment agreement, in respect of salary over and above the Exempt Salary.

15th Sivan 5758 (9th June 1998).

Eliahu Ishai
Minister of Labor and Welfare

Annex C – Bonus

General
All figures are in New Israeli Shekel.
Profit before tax means the Profit before tax of SHL Israel operation (including 100% of Mediton group) as set forth in the proforma reports as presented to the Board of Directors. Profit before tax will NOT include depreciation regarding to impairment and non-cash financial expenses such as – revaluation, adjustment of call and put options.
Profit before tax will also include non-controlling interest expenses except for Maditon Group as mentioned above.
For a partial year, the Executive will receive a proportional bonus corresponding to the period he actually serves as an officer holder in the Company that year, provided he has served as an officer holder for at least 4 months during that year (except for the year 2024, in which he shall be entitled to a proportional bonus, despite the period in which he served as an office holder).
The total accumulated bonus shall not exceed 12 salaries.
The calculation of the bonus will be linear, as in the following example: If in 2025 the profit is below NIS 30M, no bonus will be paid at all. If the profit is NIS 32M shekels, a bonus of NIS 110,000 will be paid (2,000,000 * 5.5%).
It should be clarified that if the profit exceeds the Profit before tax set forth in the tables below, the Executive will be entitled to 8% of every NIS 5M of profit increase, and so on, provided that the total accumulated bonus does not exceed 12 salaries of the Executive.

Bonus Formula from the year 2025
Profit before tax	Profit increase	%	Bonus	Bonus (accumulated)	# of salaries
30,000 ,000	5,000,000	5.50%	275,000	275,000	3.1
35,000 ,000	5,000,000	6.50%	325,000	600,000	6.7
40,000 ,000	5,000,000	7.00%	350,000	950,000	10.6
45,000 ,000	5,000,000	7.50%	375,000	1,080,000	12.0
50,000 ,000	5,000,000	8.00%	400,000	1,080,000	12.0

Bonus Formula for year 2024
In any case the Executive will be entitled to receive a bonus payment at minimum level of profit before tax of 32,000,000 (even if the profit will be below 24,000,000).

Profit before tax	Profit increase	%	Bonus	Bonus (accumulated)	# of salaries
24,000,000	5,000,000	5.50%	275,000	275,000	3.1
29,000,000	5,000,000	6.50%	325,000	600,000	6.7
34,000,000	5,000,000	7.00%	350,000	950,000	10.6
39,000,000	5,000,000	7.50%	130,000	1,080,000	12.0

It shall be clarified that even though the Bonus Formula for year 2024 above is formulated on a full-year basis, the Executive will receive a proportional bonus corresponding to the period he actually serves as an officer holder in the Company in 2024. e.g., if the Executive serves 4 months on 2024, and the profit is 34,000,000 and he is entitled to NIS 600,000 (full-year basis), the Executive shall receive NIS 200,000 (4/12 * 600,000).